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                                    EXHIBIT 3.1


                                    ARTICLE XIII
             LIMITING OF CERTAIN LIABILITIES OF DIRECTORS AND OFFICERS

13.1 No director shall be personally liable to the corporation or to its shareholders for momentary damages for breach of fiduciary duty as a director occurring on or after the date on which this Article XIII becomes effective; provided, however, that this Article XIII shall not eliminate or limit the liability of a director to the corporation or to its shareholders for momentary damages for any breach of the director's duty of loyalty to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts specified in Section 7-108-403 of the Colorado Revised Statutes (or any successor provision thereof), or any transaction from which the director or indirectly derived an improper personal benefit.


13.2 No director or offer shall be personally liable for any injury to person or property arising out of a tort committed by an employee of the corporation unless such director or officer was personally involved in the situation giving rise to the litigation or unless such director or officer committed a criminal offense in connection with such situation. The protection afforded in this Section 13.2 shall not restrict other common-law protections and rights that a director or officer may have. This Section 13.2 shall not restrict the corporation's right to eliminate or limit the personal liability of a director to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director as provided in
          Section 13.1.


                                    ARTICLE XVI
                                  RELEVANT FACTORS

The Board of Directors, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of this corporation, (b) merge or consolidate this corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of this corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of this corporation and its stockholders, give due consideration to (i) all relevant factors, including without limitation the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of this corporation and its subsidiaries, on the communities and geographical areas in which this corporation and its subsidiaries operate or are located and on any of the businesses and properties of this corporation or any of its subsidiaries, as well as such other factors as the directors deem relevant, and (ii) not only the consideration being offered, in relation to the then current market price for the corporation's outstanding shares of capital stock, but also in relation to the then current value of the corporation in a freely negotiated transaction and in relation to the board of directors' estimate of the future value of this corporation (including the unrealized value of its properties and assets) as an independent going concern.


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